UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

July 16, 2013	Commission File Number: 001-35766

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Xyratex Ltd is incorporating by reference the information set forth in this Form 6-K into its registration statements on Form S-8 (File No. 333-184997), Form S-8 (File No. 333-169612), Form S-8 (File No. 333-138570), Form S-8 (File No. 333-125244), Form S-8 (File No. 333-125238), Form S-8 (File No. 333-116811), Form S-8 (File No. 333-116810), Form S-8 (File No. 333-116809) and Form S-8 (File No. 333-116808).

NEWS RELEASE

Havant, UK — July 16, 2013 - Xyratex Ltd (Nasdaq: XRTX) today released the following financial information for the second quarter of its 2013 fiscal year, ended May 31, 2013:

•                                         Management’s Discussion and Analysis of Financial Condition and Results of Operations

•                                          Unaudited condensed consolidated financial statements

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This section contains forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Overview

We are a leading provider of data storage technology including modular solutions for the enterprise data storage industry and hard disk drive capital equipment. We report our operations in two product segments: Enterprise Data Storage Solutions and Hard Disk Drive (HDD) Capital Equipment.

Our Enterprise Data Storage Solutions products are primarily HDD based storage subsystems and solutions, which we sell to Original Equipment Manufacturers (OEMs) and providers of High Performance Computing (HPC) equipment. Our HDD Capital Equipment products consist of HDD manufacturing process equipment, which we sell directly to manufacturers of HDDs and their component suppliers. We form long-term strategic relationships with our customers and we support them through our operations in North America, Asia and Europe. In our 2012 fiscal year, sales to our top six customers accounted for 88% of our revenues with sales to NetApp, Dell and IBM accounting for 38%, 19% and 15% of our revenues respectively. Our top six customers in the six months ended May 31, 2013 accounted for 90% of our revenues with sales to IBM, NetApp and Dell accounting for 25%, 23% and 12% of our revenues, respectively. We had 29 customers that individually contributed more than $0.5 million to revenues in our 2012 fiscal year.

As well as our manufacturing and operational capability, our revenues are highly dependent on our research and development efforts. We enter into joint development projects with our key customers and suppliers in order to research and introduce new technologies and products.

Revenues

Revenues from sales of products in both of our segments are impacted by underlying increases in the amount of digitally stored information. Our Enterprise Data Storage Solutions revenues are primarily dependent on the worldwide enterprise data storage market, the market share of our OEM customer base, particularly that of key customers, and changes in that customer base. Our HDD Capital Equipment revenues are specifically affected by changes in shipped volume and increases in the individual storage capacity of disk drives. Revenues from these products are subject to significant fluctuations, particularly from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

We experienced a decline in revenue in 2012 for our Enterprise Data Storage Solutions products, primarily due to specific customer factors. Commencing in 2009 we enabled NetApp, which was then our largest customer, to source a proportion of the products we supply under license from a contract manufacturer. This proportion was set at a maximum of 50% in our 2012 fiscal year, 75% in our 2013 fiscal year and 100% in our 2014 fiscal year. We are also being impacted by other changes in our customer base with reductions in revenue due to certain customer programs moving to in-house solutions. In 2013, we anticipate that these reductions will be offset in part by anticipated revenue from the introduction of a number of new products and programs including a growth in revenue from our new HPC data storage solution. In the second half of our 2012 fiscal year our revenues were also impacted by a decline in the underlying market, but we believe this market has stabilized in 2013. We expect our Enterprise Data Storage Solutions revenues will continue to be lower in our 2013 fiscal year when compared to our 2012 fiscal year due primarily to the change in our customer base. Over the longer term, our revenues from our major customers will significantly depend on our ability to continue to develop and manufacture products that compete well with products provided by contract manufacturers and these customers’ own development efforts.

Demand for our HDD Capital Equipment products has been negatively impacted by changes in the underlying market for disk drives, such as a reduction in demand for laptop drives, as well as customer specific factors including the acquisitions by Seagate and Western Digital of the disk drive operations of Samsung and Hitachi respectively. We estimate that revenue in our 2012 fiscal year included approximately $50 million arising from the replacement of equipment damaged in the October 2011 Thailand floods. The demand for these products declined significantly after July 2012, reflecting continued uncertainty in the underlying demand for HDDs, partly due to weak demand in the global economy, although in 2013 we have been seeing significant demand for products supporting 3.5 inch disk drives and HDD technology changes.

Foreign Exchange Rate Fluctuations

The functional currency for all our operations is U.S. dollars and the majority of our revenues and cost of revenues are denominated in U.S. dollars. A significant proportion (approximately $77 million in our 2012 fiscal year) of our non-U.S. dollar operating expenses relates to payroll and other expenses of our U.K. operations. To a lesser extent we are also exposed to movements in the Malaysian ringgit relative to the U.S. dollar due to our operations in Malaysia. We manage these exchange rate exposures through the use of forward foreign currency exchange contracts. By using these derivative instruments, increases or decreases in our U.K. pound and Malaysian ringgit operating expenses resulting from changes in the U.S. dollar to U.K. pound and Malaysian ringgit exchange rates are partially offset by realized gains and losses on the derivative instruments.

Historically there have been periods of significant volatility in the exchange rate between the U.K. pound and the U.S. dollar. We have hedged the majority of our exposure to this exchange rate movement for approximately one year ahead and we are particularly impacted by the movement in average annual exchange rates. The average value of the U.K. pound relative to the U.S. dollar did not move significantly from 2011 to 2012 and therefore our 2013 expenses are not expected to be significantly impacted by changes in exchange rates.

Gross Profit

Our gross profit margins change primarily as a result of fluctuations in our product and customer mix. Our gross margins also change as a result of changes to product pricing, provisions for obsolescence, manufacturing volumes and costs of components.

Cost Reduction Exercise

Based on demand expectations for HDD Capital Equipment products in 2013 and beyond, as well as an anticipated further reduction in demand for Enterprise Data Storage Solutions products, we took action during our 2012 fiscal year to reduce expenses supporting these products in our 2013 fiscal year. These actions resulted in restructuring costs of $4.1 million during the second half of our 2012 fiscal year. Approximately $2 million of this amount related to manufacturing overheads, a reduction in which will lessen the impact of lower sales on gross margin. The remaining element of the program is expected to result in a reduction of approximately $17 million in annual operating expenses. We are undertaking further cost reduction actions in our 2013 fiscal year including the transfer of our North America manufacturing base from California, U.S. to Mexico and reducing operating expenses relating to Enterprise Data Storage Solutions. We recorded restructuring costs of $1.7 million in the second quarter of our 2013 fiscal year in connection with these actions. We expect the total impact of the 2012 and 2013 exercises on operating expenses in our 2013 fiscal year to be broadly offset by increased expenses supporting HPC and other related markets including development of software applications and sales and field support.

Share Repurchase Plan, Dividends

We announced in March 2011 that we would recommence the share repurchase plan initially approved during the first quarter of 2008 and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, we may repurchase up to an additional $50 million of the outstanding shares following April 30, 2011. As of November 30, 2012, we had 27.0 million shares outstanding, having repurchased 3.6 million shares in our 2011 fiscal year at an aggregate cost of $32.3 million and 1.2 million shares in our 2012 fiscal year at an aggregate cost of $13.6 million. These amounts have been deducted from Additional Paid in Capital. We did not repurchase any shares during the six months ended May 31, 2013.

Cash dividends declared in our 2012 fiscal year amounted to an aggregate of $0.29 per share and totaled $8.0 million. In December 2012, we declared and paid a one-time, special cash dividend of $54.3 million or $2.00 per share and a quarterly dividend of $2.0 million or $0.075 per share. In the second quarter of our 2013 fiscal year we declared and paid a quarterly dividend of $2.0 million or $0.075 per share. In July 2013, we announced a quarterly cash dividend of $0.075 per share, which will be payable in July 2013, for a total of approximately $2.1 million.

Provision for Income Taxes

Our Malaysian operations benefit from a beneficial tax status which has provided us with a zero tax rate on substantially all of our income arising in Malaysia. The beneficial tax status relating to Enterprise Data Storage Solutions products was granted in February 2009 and ends in 2017. The beneficial tax status relating to HDD Capital Equipment products was granted in 2006 and ended in May 2012. We are seeking to obtain future incentives to extend the beneficial arrangements for both product groups and would expect the result of this application to be determined during our 2013 fiscal year. We have recorded a deferred tax asset of $2.2 million related to our Malaysia operations on the basis that the beneficial tax status will not be renewed. If the incentive is renewed, the recording of this asset will be reversed and a tax expense of this amount will be recorded. The continuing beneficial tax status is also subject to us meeting certain requirements. Of the $2.2 million deferred tax asset recorded in 2012, $1.5 million relates to the 2011 fiscal year which we determined should have been recognized in our 2011 financial statements. We also determined that this amount was not material relative to our 2011 fiscal year or our 2012 fiscal year and therefore we corrected this error as an adjustment in our 2012 fiscal year.

We have significant loss carryforwards and other deferred tax assets in the United Kingdom and as a result we have not been required to make any significant U.K. tax payments in recent fiscal years. As of November 30, 2012, we retained a deferred tax asset of $15.3 million related to loss carryforwards and other timing differences in the United Kingdom. We recorded a U.K. tax loss in our 2012 fiscal year primarily as a result of the beneficial U.K. research and development tax credit regime. We determined that we should not record a valuation allowance in relation to these assets at November 30, 2012. The key factors we took into account in concluding that it was more likely than not that we would be able to realize this asset were: the company is not in a multi-year cumulative loss position; management forecasts for the next several years indicate utilization of the asset; the fact that U.K. loss carryforwards have no time limit; past experience of utilization and predicted growth in underlying demand for data storage. If we do not achieve management forecasts there is a reasonable possibility that a valuation allowance will need to be recorded in future periods. As of November 30, 2012, we retained a deferred tax asset of $6.6 million related to loss carryforwards and other timing differences in the United States.

In the United Kingdom and the United States, we benefit from research and development tax credits.

Results from Continuing Operations

                                                The following table sets forth, for the periods indicated, selected operating data as a percentage of revenues.

	Three Months		Six Months Ended
	Ended May 31,		May 31,
	2013	2012	2013	2012
Revenues	100.0%	100.0%	100.0%	100.0%
Cost of revenues	78.0	83.5	79.5	82.8
Gross profit	22.0	16.5	20.5	17.2
Operating expenses:
Research and development	11.9	8.5	12.2	8.4
Selling, general and administrative	7.8	5.3	8.4	5.5
Amortization of intangible assets	0.3	0.3	0.3	0.3
Restructuring	0.8	—	0.4	—
Operating income (loss)	1.2	2.5	(0.8)	3.0
Net income (loss)	1.4	2.2	(0.5)	2.9

Segment gross profit as a percentage of segment revenues:
Enterprise Data Storage Solutions	18.6	16.3	18.2	16.8
HDD Capital Equipment	34.2	19.0	32.7	21.3

Three Months Ended May 31, 2013 Compared to the Three Months Ended May 31, 2012

The following is a tabular presentation of our results of operations for the three months ended May 31, 2013 compared to the three months ended May 31, 2012. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Three Months Ended May 31		Increase/(Decrease)
	2013	2012	Amount	%
	(U.S. dollars in thousands)
Revenues:
Enterprise Data Storage Solutions	$169,342	$278,459	$(109,117)	(39.2)
HDD Capital Equipment	46,843	43,657	3,186	7.3
Total revenues	216,185	322,116	(105,931)	(32.9)
Cost of revenues	168,652	268,841	(100,189)	(37.3)
Gross profit:
Enterprise Data Storage Solutions	31,463	45,356	(13,893)	(30.6)
HDD Capital Equipment	16,025	8,278	7,747	93.6
Non cash equity compensation	45	(359)	404	—
Total gross profit	47,533	53,275	(5,742)	(10.8)
Operating expenses:
Research and development	25,786	27,255	(1,469)	(5.4)
Selling, general and administrative	16,917	16,955	(38)	(0.2)
Restructuring	1,742	—	1,742	—
Amortization of intangible assets	556	950	(394)	—
Operating income	2,532	8,115	(5,583)	—
Interest income, net	47	154	(107)	—
Benefit (provision) for income taxes	(366)	1,273	(1,639)	—
Net income	$2,945	$6,996	$(4,051)	—

Revenues

The 32.9% decrease in our revenues in the three months ended May 31, 2013 compared to the three months ended May 31, 2012 was primarily attributable to decreased sales of our Enterprise Data Storage Solutions products.

Revenues from sales of our Enterprise Data Storage Solutions products decreased by $109.1 million, or 39.2% in the three months ended May 31, 2013 compared to the three months ended May 31, 2012. This resulted primarily from a reduction in revenues from certain of our major customers related to changes in their sourcing, as described in the overview, including a $91 million decrease in revenues from our previous largest customer, NetApp, and a reduction of revenue of $39 million from Dell. We believe that demand from these and other customers was also reduced due to weakness in the enterprise storage market. This was partially offset by increased sales related to the introduction of new products and programs.

Revenues from sales of our HDD Capital Equipment products increased by $3.2 million due to a $20 million increase in sales of drive component products offset by a $17 million decline in sales of drive processing systems. Revenues from our HDD Capital Equipment products are subject to significant fluctuations from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

Cost of Revenues and Gross Profit

The decrease in cost of revenues and gross profit in the three months ended May 31, 2013 compared to the three months ended May 31, 2012 was primarily due to lower Enterprise Data Storage Solutions revenues. As a percentage of revenues, our gross profit was 22.0% for the three months ended May 31, 2013 compared to 16.5% for the three months ended May 31, 2012. This higher percentage gross profit was attributable to increased gross margins in both the Enterprise Data Storage Solutions and the HDD Capital Equipment segments.

The gross margin for our Enterprise Data Storage Solutions products increased to 18.6% in the three months ended May 31, 2013 from 16.3% in the three months ended May 31, 2012. Gross margin increased primarily due a more favorable customer and product mix, with NetApp comprising a smaller percentage of our total revenues than in the prior year period, partially offset by a decrease in gross margin of 1.9% due to the effect of fixed costs relative to lower sales volumes.

The gross margin for HDD Capital Equipment products increased to 34.2% in the three months ended May 31, 2013, from 19.0% in the three months ended May 31, 2012. This increase resulted primarily from the change in product mix described above in “Revenues.”

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes non-cash equity compensation expense of approximately $nil for the three month period ended May 31, 2013 and $0.4 million for the three month period ended May 31, 2012. See Note 12 to our condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $1.5 million, or 5.4%, decrease in research and development expense in the three months ended May 31, 2013 compared to the three months ended May 31, 2012 resulted primarily from a $1.1 million decrease in equity compensation expense related to employee resignations as well as a reduction in expenses related to HDD Capital Equipment in connection with the cost reduction exercises described in the overview. These decreases were partially offset by increased expense related to Enterprise Data Storage Solutions products, including those supporting the HPC and related markets.

Selling, General and Administrative

Selling, general and administrative expense did not change significantly in the three months ended May 31, 2013 compared to the three months ended May 31, 2012. The slight decrease resulted primarily from a $1.5 million decrease in equity compensation expense related to employee resignations, partially offset by increased sales and marketing expense associated with HPC products, partially offset by reduced expenses related to HDD Capital Equipment products.

Restructuring Costs

As described in the overview, as a result of actual and forecasted reductions in demand for our HDD Capital Equipment and Enterprise Data Storage Solutions products, we carried out cost reduction programs in both of our 2012 and 2013 fiscal years. The 2013 program has resulted in total restructuring costs of $1.7 million in the three months ended May 31, 2013, consisting of the cost of staff reductions. We incurred restructuring costs related to the 2012 program only in the second half of the 2012 fiscal year.

Benefit (Provision) for Income Taxes

The benefit for income taxes in the three months ended May 31, 2013 of $0.4 million is primarily based on our estimate that there will be a negative effective tax rate of 16% for the year ending November 30, 2013. The provision for income taxes in the three months ended May 31, 2012 was based on our estimate of the effective tax rate using a forecast of income before taxes for the year ended November 30, 2012.

Net Income

The reduction of net income to $2.9 million for the three months ended May 31, 2013, compared to $7.0 million for the three months ended May 31, 2012, was primarily related to the decrease in revenues in the Enterprise Data Storage Solutions segment. This was partially offset by the gross margin benefit of a change in product mix in the HDD Capital Equipment segment.

Six Months Ended May 31, 2013 Compared to the Six Months Ended May 31, 2012

The following is a tabular presentation of our results of operations for the six months ended May 31, 2013 compared to the six months ended May 31, 2012. Following the table is a discussion and analysis of our business and results of operations for such periods.

	Six Months Ended May 31		Increase/(Decrease)
	2013	2012	Amount	%
	(U.S. dollars in thousands)
Revenues:
Enterprise Data Storage Solutions	$345,888	$550,528	$(204,640)	(37.2)
HDD Capital Equipment	65,894	67,254	(1,360)	(2.0)
Total revenues	411,782	617,782	(206,000)	(33.3)
Cost of revenues	327,315	511,468	(184,153)	(36.0)
Gross profit:
Enterprise Data Storage Solutions	62,994	92,469	(29,475)	(31.9)
HDD Capital Equipment	21,533	14,305	7,228	50.5
Non cash equity compensation	(60)	(460)	400	—
Total gross profit	84,467	106,314	(21,847)	(20.5)
Operating expenses:
Research and development	50,195	51,923	(1,728)	(3.3)
Selling, general and administrative	34,715	33,733	982	2.9
Restructuring	1,742	—	1,742	—
Amortization of intangible assets	1,048	1,920	(872)	—
Operating income (loss)	(3,233)	18,738	(21,971)	—
Interest income, net	127	340	(213)	—
Provision (benefit) for income taxes	(916)	1,221	(2,137)	—
Net income (loss)	$(2,190)	$17,857	$(20,047)	—

Revenues

The 33.3% decrease in our revenues in the six months ended May 31, 2013 compared to the six months ended May 31, 2012 was primarily attributable to decreased sales of our Enterprise Data Storage Solutions products.

Revenues from sales of our Enterprise Data Storage Solutions products decreased by $204.6 million, or 37.2% in the six months ended May 31, 2013 compared to the six months ended May 31, 2012. This resulted primarily from a reduction in revenues from certain of our major customers related to changes in their sourcing, as described in the overview, including a $168 million decrease in revenues from our previous largest customer, NetApp, and a reduction of revenue of $83 million from Dell. We believe that demand from these and other customers was also reduced due to weakness in the enterprise storage market. This was partially offset by increased sales related to the introduction of new products and programs including an increase of $28 million for sales of our new HPC products.

Revenues from sales of our HDD Capital Equipment products decreased by $1.4 million due to a $30 million decline in sales of drive processing systems partially offset by a $28 million increase in sales of drive component products. Revenues from our HDD Capital Equipment products are subject to significant fluctuations from quarter to quarter, as they are dependent on the capital investment decisions and installation schedules of our customers.

Cost of Revenues and Gross Profit

The decrease in cost of revenues and gross profit in the six months ended May 31, 2013 compared to the six months ended May 31, 2012 was primarily due to lower Enterprise Data Storage Solutions revenues. As a percentage of revenues, our gross profit was 20.5% for the six months ended May 31, 2013 compared to 17.2% for the six months ended May 31, 2012. This higher percentage gross profit was attributable to increased gross margins in both the Enterprise Data Storage Solutions and the HDD Capital Equipment segments.

The gross margin for our Enterprise Data Storage Solutions products increased to 18.2% in the six months ended May 31, 2013 from 16.8% in the six months ended May 31, 2012. Gross margin increased primarily due to a more favorable customer and product mix, with NetApp comprising a smaller percentage of our total revenues than in the prior year period, partially offset by a decrease in gross margin of 1.7% due to the effect of fixed costs relative to lower sales volumes.

The gross margin for HDD Capital Equipment products increased to 32.7% in the six months ended May 31, 2013, from 21.3% in the six months ended May 31, 2012. This increase resulted primarily from the change in product mix described above in “Revenues.”

In measuring the performance of our business segments from period to period without variations caused by special or unusual items, we focus on gross profit by product group, which excludes non-cash equity compensation expense of $0.l million for the six month period ended May 31, 2013 and $0.5 million for the six month period ended May 31, 2012. See Note 12 to our condensed consolidated financial statements for a description of our segments and how we measure segment performance.

Research and Development

The $1.7 million, or 3.3% decrease in research and development expense in the six months ended May 31, 2013 compared to the six months ended May 31, 2012 resulted primarily from a $1.3 million decrease in equity compensation expense related to employee resignations, as well as a reduction in expenses related to HDD Capital Equipment in connection with the cost reduction exercises described in the overview. These decreases were partially offset by increased expense related to Enterprise Data Storage Solutions products, including those supporting the HPC and related markets.

Selling, General and Administrative

Selling, general and administrative expense increased by $1.0 million, or 2.9%, in the six months ended May 31, 2013 compared to the six months ended May 31, 2012. This increase primarily related to increased sales and marketing expense associated with HPC products, partially offset by reduced expenses related to HDD Capital Equipment products and a $1.5 million decrease in equity compensation expense related to employee resignations.

Restructuring Costs

As described in the overview, as a result of actual and forecasted reductions in demand for our HDD Capital Equipment and Enterprise Data Storage Solutions products, we carried out cost reduction programs in both of our 2012 and 2013 fiscal years. The 2013 program has resulted in total restructuring costs of $1.7 million in the six months ended May 31, 2013, consisting of the cost of staff reductions. We incurred restructuring costs related to the 2012 program only in the second half of the 2012 fiscal year.

Benefit (Provision) for Income Taxes

The benefit for income taxes in the six months ended May 31, 2013 of $0.9 million includes a benefit of $0.7 million relating to the recognition of a deferred tax asset for U.S. research and development tax credits and a benefit of $0.8 million resulting from finalization of U.K. research and development credits for the 2010 fiscal year. These were partially offset by an expense of $0.5 million based on our estimate that there will be a negative effective tax rate of 16% for the year ending November 30, 2013. The provision for income taxes in the six months ended May 31, 2012 was based on our estimate of the effective tax rate using a forecast of income before taxes for the year ended November 30, 2012, offset by $2.0 million of exceptional benefits, primarily consisting of a $1.5 million benefit from the recognition of a deferred tax asset for our Malaysian operations as described in the overview.

Net Income (Loss)

The most significant contributor towards the recording of net loss of $2.2 million for the six months ended May 31, 2013 compared to a net income of $17.9 million for the six months ended May 31, 2012, was the decrease in revenues in the Enterprise Data Storage Solutions segment. This was partially offset by the gross margin benefit of a change in product mix in the HDD Capital Equipment segment.

Non-GAAP Financial Measures

The following discussion and analysis of our results of operations include certain non-GAAP financial measures as identified in the reconciliation below. The intention in providing these non-GAAP measures is to provide supplemental information regarding our operational performance while recognizing that they have material limitations and that they should only be referred to, with reference to, and not considered to be a substitute for, or superior to, the corresponding GAAP measure. The financial results calculated in accordance with GAAP and reconciliations of these non-GAAP measures to the comparable GAAP measures should be carefully evaluated. The non-GAAP financial measures used by us may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

We believe that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to our historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature and is outside the control of management during the period in which the expense is incurred; (c) the exclusion of the related tax effects of excluding items (a) and (b) is necessary to show the effect on net income (loss) of the change in tax expense that would have been recorded if these items had not been incurred; and (d) the recognition of the Malaysia deferred tax asset relates to the potential for the non-renewal of certain tax incentive arrangements in 2012, is non-recurring and will reverse if the incentive arrangements are renewed.

Included in the table below is a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measures as provided above.

	Three Months Ended		Six Months Ended
	May 31,		May 31,
	2013	2012	2013	2012
	(U.S. dollars in thousands, except per share amounts)
Summary Reconciliation of GAAP Net Income (Loss) To Non-GAAP Net Income (Loss)

GAAP net income (loss)	$2,945	$6,996	$(2,190)	$17,857
Amortization of intangibles	556	950	1,048	1,920
Equity compensation	(860)	2,132	672	3,845
Tax effect of above non-GAAP adjustments	70	(771)	(396)	(1,442)
Malaysia deferred tax asset recognized	—	—	—	(1,489)
Non-GAAP net income (loss)	$2,711	$9,307	$(866)	$20,691

Diluted Earnings (Loss) Per Share (GAAP)	$0.11	$0.24	$(0.08)	$0.62

Diluted Earnings (Loss) Per Share (non-GAAP)	$0.10	$0.32	$(0.03)	$0.72

Weighted average common shares (in thousands), used in computing diluted net earnings (loss) per share:	27,744	28,786	27,380	28,764

On a non-GAAP basis, net income decreased from $9.3 million for the three months ended May 31, 2012 to $2.7 million for the three months ended May 31, 2013 and diluted earnings per share decreased from $0.32 per share to $0.10 per share. These changes were a result of the same factors described above in the section “— Three Months Ended May 31, 2013 Compared to the Three Months Ended May 31, 2012.”

On a non-GAAP basis, a net loss of $0.9 million was recorded for the six months ended May 31, 2013 compared with the recording of net income of $20.7 million for the six months ended May 31, 2012 and diluted loss per share was $0.03 compared with diluted earnings per share of $0.72. These changes were a result of the same factors described above in the section “— Six Months Ended May 31, 2013 Compared to the Six Months Ended May 31, 2012.”

Liquidity and Capital Resources

We finance our operations primarily through cash balances and cash flow from operations.

Cash flows

Net cash provided by operating activities was $35.4 million in the six months ended May 31, 2013, compared to $18.0 million in the six months ended May 31, 2012.

Cash provided by operating activities of $35.4 million for the six months ended May 31, 2013 resulted primarily from a decrease in working capital of $29.2 million. In addition, the net loss after excluding non-cash charges contributed $6.1 million to cash provided by operating activities. The decrease in working capital primarily related to a decrease in inventory of $15.1 million, a decrease in accounts receivable of $12.7 million, and an increase in accounts payable of $10.4 million. These were partially offset by a decrease in deferred revenue of $7.5 million. The decreases in accounts receivable and inventory resulted from a reduction in sales. The increase in accounts payable resulted from the timing of inventory reductions in both our 2012 and 2013 fiscal years. The decrease in deferred revenue related to revenue being recognized for an HPC installation and Capital Equipment products.

Cash provided by operating activities of $18.0 million for the six months ended May 31, 2012 resulted from net income after excluding net non-cash charges of $32.8 million, offset by an increase in working capital of $14.7 million. The increase in working capital primarily related to an increase in inventory of $16.2 million and a decrease in accounts payable of $33.4 million. These were partially offset by a decrease in accounts receivable of $37.1 million. The changes in accounts payable and receivable resulted from the reduction in revenues. The increase in inventory related primarily to a change in the supply model of HDDs, resulting from supply constraints, and increased orders for HDD capital equipment products.  In addition cash was provided by a $7.6 million increase in deferred revenue related to the increase in customer orders for capital equipment products and cash was used due to a $7.3 million decrease in employee compensation and benefits payable, primarily related to the payment of annual employee bonuses.

Net cash used in investing activities for the six months ended May 31, 2013 amounted to $9.6 million. This amount included $8.2 million related to capital expenditure and $1.4 million for the purchase of an intangible asset. Net cash used in investing activities for the six months ended May 31, 2012 amounted to $10.5 million. This amount included $7.0 million related to capital expenditure. The remaining balance of $3.5 million related to the final payment for a patent cross license.

Our capital expenditures relate primarily to purchases of equipment such as tooling, production lines and test equipment. Capital expenditures in the six months ended May 31, 2013 included $1.7 million on facilities to expand operations in Mexico. We would expect our capital expenditure to generally change in line with our revenues.

Net cash used in our financing activities was $58.1 million in the six months ended May 31, 2013, consisting of dividends paid to our shareholders, including a one-time special cash dividend of $2.00 per share amounting to $54.3 million. Net cash used in our financing activities was $8.4 million in the six months ended May 31, 2012, primarily consisting of $5.5 million of dividends paid to our shareholders and $3.6 million relating to the repurchase of shares under our share buy back program as described in the overview.

Liquidity

As of May 31, 2013, our principal source of liquidity consisted of cash and cash equivalents of $84.9 million. Our cash and cash equivalents are denominated primarily in U.S. dollars and held in variable interest liquidity funds and bank deposits. Our future financing requirements will depend on many factors, but are particularly affected by our ability to generate profits, changes in revenues and associated working capital requirements, changes in the payment terms with our major customers and suppliers and quarterly fluctuations in our revenues. Additionally, our cash flow could be significantly affected by any acquisitions we might choose to make. We believe that our cash and cash equivalents will be sufficient to meet our cash requirements at least through the next 12 months.

Accounting Policies

Critical Accounting Policies

Our critical accounting policies are set out in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission on February 21, 2013. By “critical accounting policies” we mean policies that are both important to the portrayal of our financial condition and financial results and require critical management judgments and estimates about matters that are inherently uncertain. Although we believe that our judgments and estimates are appropriate, actual future results may differ from our estimates.

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	May 31,	November 30,
	2013	2012
	(US dollars and amounts in
	thousands)

ASSETS
Current assets:
Cash and cash equivalents	$84,864	$117,174
Accounts receivable, net	120,245	132,917
Inventories	156,515	171,605
Prepaid expenses	3,677	3,134
Deferred income taxes	205	228
Other current assets	6,078	7,121
Total current assets	371,584	432,179
Property, plant and equipment, net	40,392	40,194
Intangible assets, net	15,282	14,975
Deferred income taxes	25,969	23,929
Total assets	$453,227	$511,277

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$92,535	$82,125
Employee compensation and benefits payable	16,118	17,961
Deferred revenue	11,040	18,521
Income taxes payable	33	369
Other accrued liabilities	20,437	17,767
Total current liabilities	140,163	136,743
Long-term debt	—	—
Total liabilities	$140,163	$136,743

Shareholders’ equity
Common shares (in thousands), par value $0.01 per share 70,000 authorized, 27,558 and 27,024 issued and outstanding	$276	$270
Additional paid-in capital	312,661	354,593
Accumulated other comprehensive income (deficit)	(984)	863
Accumulated income	1,111	18,808
Total shareholders’ equity	313,064	374,534
Total liabilities and shareholders’ equity	$453,227	$511,277

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,		Six Months Ended,
	May 31,	May 31,	May 31,	May 31,
	2013	2012	2013	2012
	(US dollars in thousands, except per share amounts)

Revenues	$216,185	$322,116	$411,782	$617,782
Cost of revenues	168,652	268,841	327,315	511,468
Gross profit	47,533	53,275	84,467	106,314

Operating expenses:
Research and development	25,786	27,255	50,195	51,923
Selling, general and administrative	16,917	16,955	34,715	33,733
Restructuring costs	1,742	—	1,742	—
Amortization of intangible assets	556	950	1,048	1,920
Total operating expenses	45,001	45,160	87,700	87,576
Operating income (loss)	2,532	8,115	(3,233)	18,738
Interest income, net	47	154	127	340
Income (loss) before income taxes	2,579	8,269	(3,106)	19,078
Provision (benefit) for income taxes	(366)	1,273	(916)	1,221
Net income (loss)	$2,945	$6,996	$(2,190)	$17,857

Net earnings (loss) per share:
Basic	$0.11	$0.25	$(0.08)	$0.64
Diluted	$0.11	$0.24	$(0.08)	$0.62

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	27,558	28,099	27,380	27,927
Diluted	27,744	28,786	27,380	28,764

Cash dividends declared per share	$0.08	$0.08	$2.15	$0.15

Comprehensive income (loss):
Net income (loss)	$2,945	$6,996	$(2,190)	$17,857
Unrealized gain (loss) on forward foreign currency contract	182	(1,338)	(2,049)	(258)
Reclassification of loss into net income (loss)	437	(86)	202	336

Total comprehensive income (loss)	$3,564	$5,572	$(4,037)	$17,935

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)

(US dollars and amounts, in thousands)

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	income	income (loss)	Total

Balances as of November 30, 2011	27,568	$276	$361,070	$9,165	$(1,337)	$369,174
Issuance of common shares	650	6	600			606
Repurchase of common shares	(306)	(3)	(3,571)			(3,574)
Non-cash equity compensation			3,845			3,845
Net income				17,857		17,857
Other comprehensive income					(258)	(258)
Reclassification of other comprehensive loss					336	336
Dividends to shareholders				(3,950)		(3,950)
Balances as of May 31, 2012	27,912	$279	$361,944	$23,072	$(1,259)	$384,036

					Accumulated
	Number of		Additional		other
	Common		paid in	Accumulated	comprehensive
	Shares	Par value	capital	income	income (loss)	Total

Balances as of November 30, 2012	27,024	$270	$354,593	$18,808	$863	$374,534

Issuance of common shares	534	6	(6)			0
Non-cash equity compensation			672			672
Net income (loss)				(2,190)		(2,190)
Other comprehensive income					(2,049)	(2,049)
Reclassification of other comprehensive loss					202	202
Dividends to shareholders			(42,598)	(15,507)		(58,105)

Balances as of May 31, 2013	$27,558	$276	$312,661	$1,111	$(984)	$313,064

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended,
	May 31,	May 31,
	2013	2012
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(2,190)	$17,857
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	8,023	8,290
Amortization of intangible assets	1,048	1,920
Non-cash equity compensation	672	3,845
Loss on sale of assets	—	1,157
Deferred income taxes	(1,426)	(297)
Changes in assets and liabilities, net of impact of acquisitions and divestitures:
Accounts receivable	12,672	37,147
Inventories	15,090	(16,160)
Prepaid expenses and other current assets	(651)	(2,382)
Accounts payable	10,410	(33,425)
Employee compensation and benefits payable	(1,843)	(7,256)
Deferred revenue	(7,481)	7,601
Income taxes payable	(336)	964
Other accrued liabilities	1,383	(1,231)
Net cash provided by operating activities	35,371	18,030

Cash flows from investing activities:
Investments in property, plant and equipment	(8,221)	(6,964)
Payment for acquisition of intangible assets	(1,355)	(3,500)
Net cash used in investing activities	(9,576)	(10,464)

Cash flows from financing activities:
Proceeds from issuance of shares	—	601
Repurchase of shares	—	(3,574)
Dividends to shareholders	(58,105)	(5,471)
Net cash used in financing activities	(58,105)	(8,444)
Change in cash and cash equivalents	(32,310)	(878)
Cash and cash equivalents at beginning of period	117,174	132,630
Cash and cash equivalents at end of period	$84,864	$131,752

The accompanying notes are an integral part of these consolidated financial statements

XYRATEX LTD

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(US dollars and amounts in thousands, except per share data, unless otherwise stated)

1.              The Company and its Operations

Xyratex Ltd together with its subsidiaries (the “Company”) is a leading provider of data storage technology with principal operations in the United Kingdom (“U.K.”), North America and Malaysia. We report our business in two product groups: Enterprise Data Storage Solutions and Hard Disk Drive (“HDD”) Capital Equipment. Our Enterprise Data Storage Solutions products are primarily HDD based data storage subsystems and solutions which we supply to Original Equipment Manufacturers (“OEMs”) and providers of High Performance Computing equipment. Our HDD Capital Equipment products consist of HDD manufacturing process equipment, which we sell directly to manufacturers of HDDs and their component suppliers.

2.              Basis of Presentation

The accompanying interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S.).

These condensed consolidated financial statements are unaudited but include all adjustments (consisting of normal recurring adjustments) that the Company’s management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the U.S. have been condensed or omitted. In addition, the results of operations for the interim periods may not necessarily be indicative of the operating results that may be incurred for the entire year.

The November 30, 2012 balance sheet was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the U.S. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Form 20-F as filed with the Securities and Exchange Commission on February 21, 2013.

3.              Equity Compensation Plans

The following table summarizes equity compensation expense related to share-based awards:

	Three months ended		Six months ended
	May 31, 2013	May 31, 2012	May 31, 2013	May 31, 2012
Equity compensation:
Cost of revenues	$(45)	$359	$60	$460
Research and development	(381)	713	79	1,375
Selling, general and administrative	(434)	1,060	533	2,010
Total equity compensation	(860)	2,132	672	3,845
Related income tax benefit (provision)	$(198)	$533	$155	$961

The Company’s share based awards primarily consist of Restricted Stock Units (RSUs). The Company also operates an Employee Share Purchase Plan (ESPP) for U.S. employees and a Sharesave option plan (Sharesave Plan) for U.K. employees. As of May 31, 2013, there were 3,771 shares authorized for future grants under all share plans.

Restricted Stock Units

RSUs generally require that shares be awarded over four years from the date of grant, subject to continued service. The vesting of these units is also generally subject to the achievement of certain performance conditions in the year of grant. The holders of RSUs do not hold rights to dividends or dividend equivalents. Equity compensation expense relating to RSUs totaling $353 has been recorded in the six months ended May 31, 2013.  RSUs granted, vested, canceled and forfeited are summarized as follows:

	RSU	Weighted- Average Grant Date Fair Value	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Non-vested RSUs at November 30, 2012	1,836	$14.03	1.6
Granted	141	$10.79
Vested	(533)	11.74
Cancelled/forfeited	(758)	16.15
Non-vested RSUs at May 31, 2013	686	12.80	1.3
Non-vested RSUs expected to vest at May 31, 2013	642		1.3	$6,789

Share Option Activity

The Company has four plans under which employees were granted options to purchase Xyratex Ltd shares. Options granted and canceled or forfeited under these share option plans are summarized as follows:

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at November 30, 2012	444	$14.14
Granted	250	10.84
Canceled/forfeited	(114)	14.27
Outstanding at May 31, 2013	580	$12.68	9.1	$3

On May 10, 2013, 250 options were granted with an exercise price of $10.84. These options vest over four years and lapse after ten years. All other options outstanding at May 31, 2013 are exercisable.

Employee Stock Purchase Plan and Sharesave Plan

In the six months ended May 31, 2013, employees contributed an aggregate of approximately $339 to awards granted under the ESPP and Sharesave Plan. No shares were issued under the Sharesave Plan or the ESPP in the six months ended May 31, 2013.

4.              Net Earnings (Loss) per Share

Basic net earnings (loss) per share for the three and six month periods ended May 31, 2013 and May 31, 2012 is computed by dividing net income (loss) by the weighted-average number of common shares. Diluted net earnings per share gives effect to all potentially dilutive common share equivalents outstanding during the period as set out in the table below.

	Number of common shares
	Three months ended		Six months ended
	May 31, 2013	May 31, 2012	May 31, 2013	May 31, 2012
Total weighted average common shares — basic	27,558	28,099	27,380	27,927
Dilutive effect of share options	—	66	—	82
Dilutive effect of restricted stock units	186	621	—	755
Total weighted average common shares — diluted	27,744	28,786	27,380	28,764

Number of options and other share based awards excluded from the calculation because the effect would be anti-dilutive	—	—	350	—

5.              Equity and Dividends

Repurchase of Common Shares

The Company announced in March 2011 that it would recommence the share repurchase plan initially approved during the first quarter of 2008 and increased the maximum value of shares that may be repurchased. According to the revised terms of the plan, the Company may repurchase up to an additional $50,000 of the outstanding shares following April 30, 2011. Under the plan the Company repurchased 3,602 shares at an aggregate cost of $32,291 in the year ended November 30, 2011 and 1,199 shares at an aggregate cost of $13,600 in the year ended November 30, 2012. No shares were repurchased in the six months ended May 31, 2013.

Dividends

In the year ended November 30, 2012, the Company declared four dividends totaling $0.29 per common share, or $8,017 in the aggregate.

On December 17, 2012, the Company declared a one-time, special cash dividend of $2.00 per common share and an accelerated quarterly dividend of $0.075 per common share. These dividends, which totaled $56,031, were paid on December 31, 2012 to shareholders of record as of December 27, 2012.

On December 17, 2012, the Board of Directors also adopted a shareholder rights plan pursuant to which the Board of Directors declared a dividend distribution of one preferred share purchase right on each outstanding common share of the Company. The rights are not currently exercisable, are currently attached to and trade with the common shares and will expire on December 17, 2013. The rights are designed to assure that all of the Company’s shareholders receive fair and equal treatment in the event of any proposed takeover and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics to gain control of the Company without paying all shareholders a control premium. The rights will cause substantial dilution to a person or group that acquires 15% or more of the common shares on terms not approved by the Board of Directors.

On April 4, 2013, the Company declared a quarterly dividend of $0.075 per common share. The dividend totaling $2,074 was paid on May 2, 2013 to shareholders of record as of April 18, 2013.

6.              Financial Instruments

The Company’s principal financial instruments, other than derivatives, comprise cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company also enters into derivatives in order to manage currency risks arising from the Company’s operations. The Company does not hold financial instruments for trading purposes.

Forward Foreign Exchange Contracts

Over 90% of the Company’s revenues are denominated in the U.S. dollar, whereas certain expenses are incurred in U.K. pounds and Malaysian ringgits. Therefore, the Company is exposed to foreign currency exchange rate risk which creates volatility in income and cash flows from period to period. In part, the Company manages this exposure through entering into forward foreign exchange contracts to reduce the volatility of income and cash flows associated with this risk. The Company designated all of its forward foreign currency contracts as qualifying for cash flow hedge accounting. Changes in the fair value of these instruments are deferred and recorded as a component of accumulated other comprehensive income (AOCI) until the hedged transactions affect earnings, at which time the deferred gains and losses on the forward foreign currency contracts are recognized in the income statement. The Company enters into these foreign exchange contracts to hedge a portion of its forecasted foreign currency denominated expense in the normal course of business and accordingly, they are not speculative in nature. The counterparty to the foreign currency contracts is an international bank. Such contracts are for two years or less at inception.

The following table summarizes the foreign currency derivative contract activity during the period:

Number of contracts

At November 30, 2012	34
Matured during the period	(20)
New contracts entered into during the period	21
At May 31, 2013	35

The fair value of derivative instruments and their location in the consolidated balance sheet as of May 31, 2013 and November 30, 2012 were as follows:

Derivatives designated as hedging instruments	Balance Sheet Location	May 31, 2013	November 30, 2012

Asset derivatives	Other current assets	$—	$1,313
Liability derivatives	Other current liabilities	$1,056	$—

The effect of derivative instruments designated as cash flow hedges on the condensed consolidated statement of operations for the six months ended May 31, 2013 was as follows:

Derivatives in cash flow hedging relationships	Gain (Loss) Recognized (1)	Gain (Loss) Reclassified (2)

Foreign exchange contracts	$(2,049)	$(202)

(1) Amount recognized in AOCI (effective portion) net of tax of $625.

(2) Amount of gain (loss) reclassified from AOCI into income (effective portion) located in expense net of tax of $61.

Unrealized gains and losses reported in AOCI will be reclassified to earnings as the forecast expenditures for which the foreign exchange contracts have been entered into arise. It is estimated that all of the unrealized amounts in respect of foreign exchange contracts are expected to be reclassified to earnings during the next 17 months.

The following table shows derivatives existing as of May 31, 2013 and November 30, 2012:

	May 31,	November 30,
Derivatives between U.K. pound and U.S. dollar	2013	2012

Nominal value of forward exchange contracts and options	$43,792	$50,232
Fair value of contracts — asset (liability)	$(1,345)	$932
Average rate of contract	$1.57	$1.57
Period end rate	$1.52	$1.60

	May 31,	November 30,
Derivatives between Malaysian ringgit and U.S. dollar	2013	2012

Nominal value of forward exchange contracts and options	$18,000	$18,000
Fair value of contracts — asset	$289	$381
Average rate of contract	$0.32	$0.32
Period end rate	$0.31	$0.33

Fair values

The carrying values of all financial instruments, including forward foreign exchange contracts, approximate their fair values. Assets and liabilities required to be carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The following table presents the Company’s assets and liabilities measured at fair value on a recurring basis as of May 31, 2013 and November 30, 2012 aggregated by the level in the fair-value hierarchy within which those measurements fall:

	May 31, 2013		November 30, 2012
	Total	Significant Other Observable Inputs (Level 2)	Total	Significant Other Observable Inputs (Level 2)
Foreign currency forward contracts—asset (liability) position	$(1,056)	$(1,056)	$1,313	$1,313

The Company’s forward foreign exchange contracts and options are measured on a recurring basis based on foreign currency spot rates and forward rates quoted by banks (level 2 criteria) and are marked-to-market each period with gains and losses on these contracts recorded in Other Comprehensive Income with the offsetting amount for unsettled positions being included in either other current assets or other accrued liabilities in the balance sheet.

7.              Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk include cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-credit quality financial institutions. Cash deposits are generally placed with either two or three institutions and such deposits generally exceed governmentally insured limits. Concentrations of credit risk, with respect to accounts receivable, exist to the extent of amounts presented in the financial statements. Four customers, each with balances greater than 10% of total accounts receivable, represented 76% of the total accounts receivable balance at May 31, 2013 and three customers represented 60% of the total accounts receivable balance at November 30, 2012. Generally, the Company does not require collateral or other security to support customer receivables. The Company performs periodic credit evaluations of its customers and maintains an allowance for potential credit losses based on historical experience and other information available to management. Losses to date have been within management’s expectations.

During the six months ended May 31, 2013 revenues from five customers represented 83% of total revenues and during the six months ended May 31, 2012, revenues from three customers represented 78% of total revenues. No other customer accounted for more than 10% of revenues in either period.

8.              Intangible Assets

Identified Intangible Assets

	May 31, 2013	November 30, 2012
Existing technology	$700	$700
Patents and core technology	10,000	10,000
In process research and development	2,100	2,100
Software	2,500	1,200
	15,300	14,000
Accumulated amortization	(7,173)	(6,125)
	$8,127	$7,875

During the six months ended May 31, 2013 the Company acquired certain open source software code and related assets for a cash purchase price of $1,300. The Company has determined that this amount should be recorded as developed software.

9.              Inventories

	May 31,	November 30,
	2013	2012

Finished goods	$39,979	$30,456
Work in progress	24,952	33,202
Raw materials	91,584	107,947
	$156,515	$171,605

10.       Income Taxes

The benefit for income taxes for the six months ended May 31, 2013 was based on a negative effective tax rate of 16%. The difference between this rate and the UK statutory rate of 23% was primarily related to income tax exemptions for the Company’s Malaysian operations and research and development tax credits. Forecasts of income exclude significant unusual and extraordinary items that are separately included in the tax charge.

Included in the income tax benefit of $916 in the six months ended May 31, 2013 is a benefit of $750 relating to the recognition of a deferred tax asset for U.S. research and development tax credits following The American Taxpayer Relief Act signed into law on January 2, 2013 which extended these benefits retroactively. The remainder of the benefit arises primarily as a result of the conclusion of enquiries by the UK tax authorities into certain aspects of the Company’s 2010 U.K. tax return.

The provision for income taxes for the six months ended May 31, 2012 is based on an effective tax rate of 17%. The difference between this rate and the U.K. statutory rate of 25% is primarily related to income tax exemptions for the Company’s Malaysian operations and research and development tax credits.

Included in the income tax provision of $1,221 in the six months ended May 31, 2012 is a benefit of $1,489 resulting from the recognition of a deferred tax asset for the Company’s Malaysian operations and a benefit of $495 resulting from the lapse of the applicable statute of limitations for the Company’s 2009 U.K. tax return.

The Malaysian deferred tax asset has been recorded due to the assumption that certain timing differences will reverse following the expiry of specific tax incentives. A renewal of the tax incentives has been applied for and if granted this asset will reverse as a tax expense. This amount relates to the 2011 fiscal year and the Company determined that this amount should have been recognized in its 2011 financial statements. The Company also determined that this amount was not material relative to the year ended November 30, 2011 and to estimated income for the year ended November 30, 2012 and therefore corrected this error as an adjustment in the six months ended May 31, 2012.

11.       Product Warranty Liability

The Company generally offers warranties between one and three years. Estimated future warranty obligations related to product sales are charged to operations in the period in which the related revenue is recognized. These estimates are based on historical warranty experience and other relevant information of which the Company is aware. The following table provides the changes in the product warranty accrual for the six months ended May 31, 2013:

Amount of liability
Balance at November 30, 2012	$4,006
Accruals for warranties issued during the period	1,109
Settlements made during the period	(1,722)
Balance at May 31, 2013	$3,393

12.       Segment Information

The Company reports its operations in two product segments: Enterprise Data Storage Solutions and HDD Capital Equipment.

Description of the Company’s segments:

Enterprise Data Storage Solutions. HDD based storage subsystems and solutions which are sold to OEMs and providers of High Performance Computing equipment.

HDD Capital Equipment. HDD manufacturing process equipment, which is sold directly to manufacturers of HDDs and their component suppliers.

Segment revenue and profit. The following tables reflect the results of the Company’s reportable segments under the Company’s management reporting system. These results are not necessarily a depiction that is in conformity with accounting principles generally accepted in the United States and in particular does not include equity compensation expense. The performance of each segment is generally measured based on gross profit before non-cash equity compensation.

	Three Months Ended		Six Months Ended
	May 31,	May 31,	May 31,	May 31,
	2013	2012	2013	2012
Revenues:
Enterprise Data Storage Solutions	$169,342	$278,459	$345,888	$550,528
HDD Capital Equipment	$46,843	$43,657	$65,894	$67,254

Total Segments	$216,185	$322,116	$411,782	$617,782

Gross profit:
Enterprise Data Storage Solutions	$31,463	$45,356	$62,994	$92,469
HDD Capital Equipment	$16,025	$8,278	$21,533	$14,305

Total Segments	$47,488	$53,634	$84,527	$106,774
Equity Compensation (note 3)	$45	$(359)	$(60)	$(460)
Total	$47,533	$53,275	$84,467	$106,314

Depreciation and amortization:
Enterprise Data Storage Solutions	$2,584	$2,385	$5,167	$4,671
HDD Capital Equipment	$728	$1,684	$1,412	$3,403

Total Segments	$3,313	$4,069	$6,579	$8,074
Corporate	$1,248	$1,015	$2,493	$2,139

Total	$4,561	$5,084	$9,072	$10,213

Total segments revenue represents total revenues as reported by the Company for all periods presented. Gross profit above represents gross profit as reported by the Company for all periods presented. Income (loss) before income taxes as reported by the Company for all periods presented also includes total operating expenses and net interest income. The chief operating decision maker does not review asset information by segment and therefore no segment asset information is presented.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: July 16, 2013	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer